Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000

Release

1 August 2022

WESTPAC COMPLETES SALE OF LIFE INSURANCE BUSINESS TO TAL

Westpac Banking Corporation (Westpac) has completed the previously announced sale of Westpac Life Insurance Services Limited to TAL Dai-ichi Life Australia Pty Limited (“TAL”). The transaction was first announced on 9 August 2021 and the terms of the sale remain unchanged.

Westpac expects to report a total after tax loss on sale of approximately $1.37 billion1 of which $0.27 billion was incurred in the Group’s Financial Year 2021 results. In the Group’s Financial Year 2022 results, a loss of approximately $1.10 billion1 after tax will be classified as a notable item and primarily relates to the difference between the sale proceeds of $900 million and the carrying value of net assets in the business. The completion of the transaction adds approximately 17 bps1 to Westpac’s common equity Tier 1 capital ratio2.

In addition, Westpac will receive ongoing payments under an exclusive 20-year strategic alliance for the provision of life insurance products to Westpac’s Australian customers.

Westpac Specialist Businesses Chief Executive, Jason Yetton, said “This sale is another important step in simplifying our business. We have now completed Westpac’s exit of insurance underwriting following the sales of our General Insurance and Lenders Mortgage Insurance businesses in Australia, as well as Life Insurance in New Zealand.

“Life insurance is an important product for many of our customers and I am pleased that we will continue to support them by partnering with TAL, a leading life insurer that already provides life insurance to more than 4.5 million Australians”.

For further information:

Lisa Parrett	Andrew Bowden
External Relations	General Manager Investor Relations
M. 0432 933 796	M. 0438 284 863

ENDS

This document has been authorised for release by Tim Hartin, Company Secretary.

1 The financial impact is subject to the finalisation of completion adjustments and separation costs

2 On a proforma 31 March 2022 basis